Clifton J. Talley

Education

2000-2002 | UNIVERSITY OF TENNESSEE (KNOXVILLE)

2016-PRESENT | UNIVERSITY OF OKLAHOMA (ONLINE)

- Major: Organizational Leadership (BA)
- Related coursework: Leadership in Organizations, Conflict Resolution, Finance for Non-Finance Majors

Experience

FRACTIONAL COO | ACTIVE DEFENDER | FEBRUARY 2023 – PRESENT

- Initiated and managed $1.2M seed round capital raise through Regulation Crowdfunding site Wefunder.
- Generated plan to execute capital raise and oversees the recruitment and hiring of key leadership and staff position.
- Implements comprehensive operational strategies and a scaled organizational infrastructure that will lead to a 10x increase of customer accounts over 2.5 years.

MINISTRY SUPPORT | GRACE CHAPEL CHURCH | FEBRUARY 2023 – PRESENT

- Manages day to day operations for non-denominational Christian church consisting of 15 staff employees, 550 members, and weekly attendance exceeding 600.
- Developed FY 2023/24 budget and ministry spend plans to execute a $1.6M, zero-balance budget across seven ministries.
- Conducts daily and weekly coordination with partner K-12 school and child development center to ensure resources within 15+ acre property complex are appropriately maintained and shared.

SERGEANT MAJOR | U.S. ARMY | MAY 2016 – FEBRUARY 2023

- Technical advisor to commander of 1,500-man Special Operations unit and key member of operational staff.
- Responsible for hiring, managing, training, and equipping team of 14 Special Operations soldiers.
- Led research and development department with a $46M investment portfolio. Served as the primary stakeholder on four projects from initial concept to full-rate production.

FIRE SUPPORT SPECIALIST | U.S ARMY | JANUARY 2003 – MAY 2016

- Regularly coordinated with outside units and agencies to deliver services in support of unit missions and priorities.
- Supervised and trained teams to safely and effectively employ lethal and non-lethal effects in combat scenarios.
- Technical expert on planning, requesting, and directing artillery and close air support.
- Extensive experience with computer based mapping and radio communications equipment.

Skills & Abilities

MANAGEMENT

- Extensive experience managing people, time, and resources in constrained environments. Able to process and visualize requirements then allocate people and resources against those requirements. Participant in multiple project management teams through military-industry partnerships.
    - Graduate of the TMOG, LLC Project Management Professionals Basic Course (2017)

Clifton J. Talley

Skills & Abilities

Continued…

PROBLEM SOLVING

- Embraces complex problems. Applies an approach that consists of gathering data, interpreting the information, logically analyzing the situation, considering creative solutions, communicating effectively, and collaborating with others.
  - Graduate of U.S. Special Operations Command Capabilities Developer Course (2016)

COMMUNICATION

- Effective communicator that practices active listening and clear written and verbal communication. Comfortable giving honest and respectful feedback when warranted. Understands when and how to give clear, concise information and when to go into further details. Demonstrated success speaking in front of large audiences and presenting information to senior government and military leaders.

LEADERSHIP

- Excelled as a leader at all levels throughout military career culminating as the senior enlisted leader for a high-performing team of Special Operations soldiers. A leader who provides vision, empowers subordinates to move towards that vision, and offers support along the way. Believes that leadership means serving through meeting needs, fostering growth, and providing opportunities to gain spiritually and emotionally.
  - Graduate of the Joint Special Operations Forces Senior Enlisted Academy (2020)
  - Graduate of The Cornwall Institute Individual Leadership and Organizational Leadership courses.
  - Pursuing a bachelor's degree in Organizational Leadership through the University of Oklahoma.

Awards & Recognition

- Four Bronze Star Medals (2007, 2013, 2015, 2016)
- Defense Meritorious Service Medal (2016)
- Meritorious Service Medal (2012)
- Two Joint Commendation Medals (2010, 2021)
- Two Army Commendation Medals (2005, 2008)
- Joint Service Achievement Medal (2014)
- Two Army Achievement Medals (2006, 2011)
- Six Army Good Conduct Medals (2006, 2009, 2012, 2015, 2018, 2021)
- Honor Graduate of the Non-Commissioned Officer Senior Leader Course (2011)